WESTERN COPPER CORPORATION
Suite 2050, 1111 W. Georgia Street
Vancouver, British Columbia V6E 4M3
Telephone: (604) 684-9497
Facsimile: (604) 669-2926

INFORMATION CIRCULAR

(As at May 3, 2007, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on June 7, 2007 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. by mail or by hand at:

Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1

Fax within North America: 1-866-249-7775 Fax outside North America: (416) 263-9524 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Class A Voting shares with a par value of $0.00001 (the "Class A Voting Shares"), an unlimited number of common shares without par value (the "Common Shares") and an unlimited number of Preferred shares without par value (the "Preferred Shares"), of which 72,539,036 Common Shares are issued and outstanding. Persons who are registered shareholders of Common Shares at the close of business on May 3, 2007 will be entitled to receive notice of, and vote at, the Meeting and will be entitled to one vote for each Common Share held.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at six (6).

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

Name, Jurisdiction of Residence and Position[1]	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed[2]
Dale Corman (7) Co-Chair, CEO, President and Director Vancouver, Canada	Chairman of the Board and Chief Executive Officer of Western Silver Corporation.	From April 25, 2006 to present	2,174,400
Ross J. Beaty Co-Chair and Director Vancouver, Canada	Chairman of the Board of Pan American Silver Corp., President and Chief Executive Officer of Global Copper Corp and a director of Regalito Copper Corp.	From November 30, 2006 to present	5,300,901 (3)
Klaus Zeitler (5) (7) (8) Director West Vancouver, Canada	President of Amerigo Resources Ltd., formerly Senior Vice-president, Teck Cominco Limited.	From May 3, 2006 to present	10,000
Robert Gayton (5) (6) (8) Director West Vancouver, Canada	Chartered Accountant; Vice-President Finance of Western (1995 to January 2004); financial consultant to the mineral exploration and technology industries since 1990.	From May 3, 2006 to present	12,900
Brent Kinney (6) (7) Director Dubai, UAE	Petroleum lawyer, director of Husky Energy, Inc. and Dragon Oil PLC, President of Sky Petroleum Inc.	From May 3, 2006 to present	Nil
David Williams (5) (6) (8) Director Ontario, Canada	President of Roxborough Holdings Limited, a private company, since 1995.	From May 3, 2006 to present	725,000(4)

1.	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

2.

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 3, 2007, based upon information obtained from System for Electronic Disclosure by Insiders and information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

3.	Of these shares, 1,812,500 are held indirectly in the name of Kestrel Holdings Ltd., a private investment holding company wholly-owned by Mr. Beaty.

4.	Of these shares, 150,000 are held indirectly in the name of Seed Foundation, a private company controlled by Mr. Williams.

5.	Member of Corporate Governance and Nominating Committee.

6.	Member of Compensation Committee.

7.	Member of Environmental, Health and Safety Committee.

8.	Member of Audit Committee.

Other than disclosed in (c) below, no proposed director:

a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

c)

Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

David Williams was a director of Octagon Industries (“Octagon”), a reporting issuer in the Provinces of British Columbia and Alberta, when the following events occurred:

On May 29, 2001 a cease trade order was issued against Octagon by the British Columbia Securities Commission for failure to file an annual report for the company’s fiscal year ended December 31, 2000, and was revoked on August 28, 2001. The British Columbia Securities Commission issued another cease trade order on June 2, 2004, and the Alberta Securities Commission issued a cease trade order on June 8, 2004, both for being in default of requirements concerning filing financial statements.

Octagon was suspended from the TSX-Venture on June 3, 2004 as a result of the issuance of the June 2, 2004 cease trade order, and was delisted from the NEX on September 29, 2004 for failure to pay the required sustaining fees.

On June 12, 2001, Octagon’s trustee sent a proposal to unsecured creditors of Octagon (the “Proposal”) pursuant to the Bankruptcy and Insolvency Act. A majority of the unsecured creditors approved the Proposal at a general meeting of the unsecured creditors held on June 25, 2001. Octagon has since been dissolved by the British Columbia Ministry of Finance effective August 15, 2003.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Dale Corman	Avalon Resources Ltd. Radiant Resources Inc.
Ross J. Beaty	Global Copper Corp. Pan American Silver Corp. Northern Peru Copper Corp.
Klaus Zeitler	Amerigo Resources Ltd. Aurea Mining Inc.
Robert Gayton	Quaterra Resources Inc.
Bravo Venture Group Inc.
Doublestar Resources Ltd.
Northern Orion Resources Inc.
Amerigo Resources Ltd.
Nevsun Resources Ltd.
Canadian Zinc Corporation
Intrinsyc Software International, Inc.
Rio Fortuna Exploration Corp.
Sourthern Silver Exploration Corp.
Brent Kinney	Husky Energy Inc. Dragon Oil PLC Benchmark Energy Corp. Sky Petroleum Inc.
David Williams	Resin Systems Inc. Roador Inc. Bennett Environmental Inc. Emblem Capital Inc. Newport Partners Income Fund Calvalley Petroleum Inc. Atlantis Systems Corp.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" ("Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the most recently completed financial year (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 and the other three most highly compensated executive officers of the Company as at December 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

Named Executive Officer Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Option/ SAR's Granted (#) (1)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($) (2)
Dale Corman CEO	2006(3)	$166,667 (4)	Nil	Nil	200,000/Nil	Nil	Nil	Nil
Julien François CFO	2006(3)	$93,750 (5)	$9,400	Nil	150,000/Nil	Nil	Nil	Nil

(1)

The Company does not have any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2)

The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)	Period from incorporation on March 17, 2006 to December 31, 2006.

(4)	Mr. Corman is employed at an annual salary of $250,000.

(5)	Mr. François is employed at an annual salary of $150,000.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

Effective May 3, 2006, the Company implemented a rolling 10% stock option plan (the "Stock Option Plan") upon completion of the plan of arrangement involving Western Silver Corporation (of which the Company was formerly a wholly-owned subsidiary) and its securityholders. There are currently 2,826,834 stock options issued and outstanding under the Plan, representing approximately 3.90% of the Company's issued and outstanding share capital of 72,539,036 Common Shares as at May 3, 2007. The number of stock options that may be granted and outstanding from time to time shall not exceed 10% of the Company's issued and outstanding share capital at the time of grant. Based upon the issued capital of the Company as at the date of this Information Circular and the number of currently outstanding stock options, the Company can issue an additional 4,427,070 stock options. Additional stock options may be granted as additional shares are issued.

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of, and service providers to, the Issuer and its subsidiaries (collectively, the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the

Company through the stock options. The Stock Option Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each stock option is determined by the Board of Directors of the Company (or the compensation committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	a.	the number of common shares of the Company reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; or

	b.	the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; or

	c.	the issuance, to any one insider of the Company and such insider’s associates, of a number of common shares of the Company exceeding, within a one year period, 5% of the outstanding issue.

2.

The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

3.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares of the Company will result in an increase in the available number of common shares of the Company issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the Stock Option Plan.

4.	The Stock Option Plan must be approved and ratified by shareholders every three years.

5.

The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the date of grant of the option.

6.

The stock options may be exercisable for a period of up to seven years, such period and any vesting schedule to be determined by the Board of Directors of the Company (or compensation committee) of the Company, and are non-assignable, except in certain circumstances.

7.

The stock options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider or, if the Optionee dies, within one year from the date of the Optionee's death.

8.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested stock options shall be immediately exercisable.

9.

The directors of the Company may from time to time in the absolute discretion of the directors amend, modify and change the provisions of a stock option or the Stock Option Plan without obtaining approval of shareholders to:

	a.	make amendments of a "housekeeping" nature;

b.	change vesting provisions;

c.	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

d.	change termination provisions which does extend beyond the original expiry date for an Optionee who is not an insider;

e.	reduce the exercise price of a stock option for an Optionee who is not an insider;

f.

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of common shares reserved under the Stock Option Plan; and

g.	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of shareholders and the TSX.

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Period	Exercise Or Base Price ($/Security)	Market Value on the Date of Grant ($/Security)[2]	Expiration Date
Dale Corman	200,000	4.28%	$0.88	N/A1	October 15, 2006
	200,000	4.28%	$0.88	N/A1	March 20, 2007
	100,000	2.14%	$0.88	N/A1	March 9, 2009
	90,000	4.5%	$2.00	N/A1	May 16, 2011
	200,000	1.93%	$2.00	$2.00	May 16, 2011
Julien François	13,500	0.29%	$0.88	N/A1	May 25, 2010
	150,000	3.21%	$2.00	$2.00	May 16, 2011

1.

These stock options were granted on May 3, 2006 at an exercise price of $0.88 per Western Copper common share pursuant to the Arrangement Agreement between Glamis Gold Ltd., Western Silver Corporation, and Western Copper Corporation dated February 23, 2006. The stock options were fully vested when granted. The Company’s common shares were listed for trading on the Toronto Stock Exchange on May 15, 2006.

2.

The exercise price of stock options was determined by the Board of Directors and is not less than the trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Named Executive Officers Name	Securities Acquired on Exercise (#)	Aggregate Value Realized [1] ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) Exercisable/ Unexercisable
Dale Corman CEO	200,000	$34,000	590,000 390,000/200,000	$124,800 $124,800/Nil
Julien François CFO	Nil	N/A	163,500 13,500/150,000	$4,320 $4,320/Nil

(1)

Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Option and SAR Repricings

The Company did not reprice any stock options during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Named Executive Officers.

Termination of Employment, Changes in Responsibility and Employment Contracts:

Other than as described below, the Company has no employment contract with a Named Executive Officer, and has no compensatory plan, contract or arrangement where the compensation that may be received by a Named Executive Officer from the Company or a subsidiary of the Company in the event of resignation, retirement or other termination of employment, or in the event of a change in control of the Company or a subsidiary, or a change in a Named Executive Officer's responsibilities following a change of control, would exceed $100,000.

The Company has entered into an employment agreement with Dale Corman whereby Mr. Corman agrees to act as the Chief Executive Officer of the Company at an annual salary of $250,000. Mr. Corman is also entitled to five weeks of vacation and the Company will pay the cost of Mr. Corman's participation in the Company's medical and dental insurance, group life insurance and long term disability insurance plans. Mr. Corman is entitled to participate in a Company bonus plan if and when instituted. The agreement commenced on August 1, 2006 for a term of 36 months, and is automatically renewable for 12-month periods thereafter. The agreement may be terminated by Mr. Corman on 30-day’s notice to the Company, and may be terminated by the Company by making a severance payment equal to the compensation payable to Mr. Corman for a period of six months plus one additional month for each year of service. If a change of control (as defined therein) occurs, Mr. Corman is entitled to resign and receive a payment equal to the greater of Mr. Corman's compensation for the balance of the unserved term (or renewal term) of the agreement, or Mr. Corman's compensation payable for the twelve-month period following the date of resignation plus one additional month for each year of service.

The Company has entered into an employment agreement with Julien François whereby Mr. François agrees to act as the Vice President, Finance and Chief Financial Officer of the Company at an annual salary of $150,000. Mr. François is also entitled to four weeks of vacation and the Company will pay the cost for Mr. François's participation in the Company's medical and dental insurance, group life insurance and long term disability insurance plans. Mr. François is entitled to participate in a Company bonus plan if and when instituted. The agreement commences on August 1, 2006 for a term of 36 months, and is automatically renewable for 12 month periods thereafter. The agreement may be terminated by Mr. François on 30-day’s notice to the Company, and may be terminated by the Company by making a severance payment equal to the compensation payable to Mr. François for a period of six months plus one additional month for each year of service. If a change of control (as defined therein) occurs, Mr. François is entitled to resign and receive a payment equal to the greater of Mr. François's compensation for the balance of the unserved term (or renewal term) of the agreement, or Mr. François's compensation payable for the twelve-month period following the date of resignation plus one additional month for each year of service.

Composition of the Compensation Committee

The Compensation Committee, on behalf of the Board of Directors, monitors compensation of executive officers of the Company. Messrs. Williams, Gayton and Kinney were members of the Compensation Committee during the year ended December 31, 2006. All members of the Compensation Committee are independent directors. The Compensation Committee periodically reviews the compensation paid to directors and management based on such factors as time commitment, comparative fees paid by similar companies in the industry and level of responsibility.

Report on Executive Compensation

The Board collectively has the responsibility to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above. Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the current and prior fiscal years has historically been based upon negotiated contracts, with stock options being issued as an incentive for performance. The Company has a stock option plan pursuant to which the Board has granted stock options to executive officers. The stock option plan allows compensation of participants while providing additional incentive to work toward long term Company performance. The stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company since it began trading on May 15, 2006, with the cumulative total return of the TSX composite index. The common share trading data is as reported by the TSX.

Compensation of Directors

Each of the non-executive Directors is entitled to a fee of $25,000 per year for service as a Director, and $1,000 for each meeting of the Board of Directors or a committee of the Board of Directors attended in person or by telephone to a maximum of $1,000 per day. The chair of the Audit Committee receives an additional fee of $5,000 per year, subject to annual review. Non-executive Directors are also eligible to receive stock options under the stock option plan described above. The non-executive Directors received stock options for the purchase of 400,000 shares during the last completed financial year in their capacity as Directors of Western Copper Corporation exercisable at $2.00 per share. The stock options vest in three equal trenches after 12, 18, and 24 months respectively. All stock options expire after a period of 5 years.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of May 3, 2007 with respect to the Company’s compensation plan under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	2,826,834	$1.38	4,427,070

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the Directors or executive officers of the Company or subsidiary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of six directors, five of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Messrs. Beaty, Zeitler, Gayton, Kinney and Williams are independent. Mr. Corman is not independent as he is the President and CEO of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company on a periodic basis directly to the independent directors of the Board without the presence of non-independent directors. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee is entirely composed of independent directors who meet with the Company's auditors without management being in attendance. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board. The Board has appointed Mr. Corman, President and Chief Executive Officer, as Co-Chair of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Participation of Directors in Board Meetings

In the year ended December 31, 2006, three (3) Board Meetings were held. The attendance record of each director for the Board Meetings held is as follows:

Name of Director	Number of Board Meetings Attended in the Most Recently Completed Financial Year
Dale Corman	3
Ross J. Beaty

Ross Beaty was appointed to the Board of Directors on November 30, 2006 pursuant to the plan of arrangement between Western Copper and Lumina Resources Corp. No Board of Director meetings were held during the month of December 2006.

Klaus Zeitler	2
Robert Gayton	3
Brent Kinney	1
David Williams	2

Board Mandate

The Board has adopted a Corporate Governance Charter to serve as its mandate. The text of the Corporate Governance is attached as Schedule "A" to this Information Circular.

Position Descriptions

The Board has not adopted formal position descriptions for the Chair of the Board. The Chair of the Board is responsible for calling the meetings of the Board, for establishing meeting agenda with input from management, and for supervising the conduct of the meetings.

The Board has adopted position descriptions for the chairs of each of its committees.

The Board has not adopted formal position descriptions for the CEO. The Board is satisfied that the CEO’s employment agreement sufficiently sets forth the responsibilities of the CEO.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with technical reports, the Company’s internal financial information, and access to management, technical experts, and consultants.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance, and to attend related industry seminars and visit the Company's operations.

Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that is posted under the Company's profile at www.sedar.com. The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Chairman of the Board and the Audit Committee Chairman. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

Nomination of Directors

The Board and Nomination Committee has responsibility for identifying potential Board candidates. The members of the Corporate Governance and Nomination Committee are Klaus Zeitler, Robert Gayton and David Williams, all of whom are independent. The Board and Nomination Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Nomination Committee. The Nomination Committee has the following responsibilities, powers and operations:

1.	To review and to reassess the adequacy of this Charter at least annually and submit it to the Board for approval.

2.	To review and assess the effectiveness of the Board as a whole, its size and composition, its committees and the individual performance of its directors.

3.	To consider and to review criteria for selecting candidates for possible election to the Board in light of the Company's circumstances and needs.

4.	To recommend to the Board individuals for nomination for election as directors of the Company at annual meetings of shareholders.

5.	To recommend to the Board individuals for appointment as directors to fill vacancies or for newly created director positions.

6.	To recommend to the Board individuals for the composition of committees of the Board.

7.	To review and approve an appropriate orientation and education program for new members of the Board.

8.	To review, at least annually, the size and composition of the Board, taking into account age, geographical representation, competencies and skills and other issues it considers appropriate.

9.	To annually assess the effectiveness of the Nomination Committee against its Charter and report the results of the assessment to the Board.

10.	To perform any other activities consistent with the Nomination Committee Charter, the Company's documents, and governing law, as the Nomination Committee or the Board deems necessary or appropriate.

11.	To maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

Compensation of Directors and the CEO

The members of the Compensation Committee are David Williams, Robert Gayton and Brent Kinney all of whom are independent. The Compensation Committee has responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Compensation Committee. The Compensation Committee has the following responsibilities, powers and operations:

1.	To review and reassess the adequacy of the Compensation Committee Charter at least annually and submit it to the Board for approval.

2.

To annually review and approve corporate goals and objectives relevant to Chief Executive Officer ("CEO"), Chief Operating Officer ("COO") (if applicable), and Chief Financial Officer ("CFO") compensation and evaluate the CEO's, COO's and CFO's performance in light of those goals and objectives.

3.	To establish the succession plan for the CEO, COO and CFO for review with the Board.

4.

To review and determine base salary annually, incentive compensation and long-term compensation for the CEO, COO and the CFO. In determining long term incentive compensation of the CEO, COO and CFO, the Compensation Committee will consider the Company's performance, relative shareholder return, the value of similar incentive awards to CEO's COO's and CFO's at comparable companies and the award given to the CEO, COO and CFO in past years.

5.	To oversee and monitor employee compensation strategies and benefits.

6.	To produce for review and approval by the Board a report on executive compensation for inclusion in the Companies' information circular for its Annual General Meeting.

7.	To retain any independent firm to advise on management recommendations concerning executive compensation.

8.	To oversee and make recommendations to the Board with respect to the design of incentive compensation plans and equity based plans, including, without limitation, Employee Incentive Plan.

9.

To perform any other activities consistent with the Compensation Committee Charter, the Companies' documents, and governing law, as the Compensation Committee or the Board deems necessary or appropriate.

10.	To maintain minutes of meetings and periodically report to the Board on significant results of the foregoing compensation activities.

11.	To review annually the Company's Directors' and Officers' third party liability insurance to ensure adequacy of coverage.

12.	To review annually and recommend to the Board the compensation structure for non- employee directors for Board and committee service.

13.	To assess annually the effectiveness of the Compensation Committee against its Charter and report the results of the assessment to the Board.

Other Board Committees

The Board has the following committees in addition to the Audit, Nominating and Compensation Committees:

1.	The Nomination Committee also acts as the Board's Corporate Governance Committee in monitoring corporate governance compliance and setting corporate governance policy; and

2.	The Environmental Safety Committee which monitors compliance with environmental and safety standards and sets environmental and safety policy.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE CHARTER

The Company's Audit Committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the charter and the disclosure required by Multilateral Instrument 52-110 Audit Committees is contained in the Company's Annual Information Form for the year ended December 31, 2006 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604.684.9497 or toll free at 1.888.966.9995 to request copies of the Company's financial statements and management discussion and analysis.

Financial information for the Company’s most recently completed financial year is available in its audited annual consolidated financial statements and management discussion and analysis. Both of these documents are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 3rd day of May, 2007.

APPROVED BY THE BOARD OF DIRECTORS

                                    "F. Dale Corman"
F. Dale Corman, President & CEO